CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Securitas Edgar Filings, Inc.

New York, NY

Gentlemen:

We have issued our report dated February 24, 2011, accompanying the financial statements of Securitas Edgar Filings, Inc. contained in the Form S-1/A under the Securities Exchange Act of 1934, as amended.  We consent to the use of the aforementioned report in the Form S-1/A under the Securities Exchange Act of 1934, as amended.

Hackensack, New Jersey

August 8, 2011